FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - March 2021 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 1 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander Banco Santander reports Q1 attributable profit of €1,608 million Underlying profit was €2,138 million, up from €377 million a year earlier, with record earnings in the US and strong growth in the UK Revenues increased 8% and pre-provision profit grew 15% on a constant currency basis Madrid, 28 April 2021 - PRESS RELEASE  The group earned €11.4 billion in quarterly revenue, up 8% year-on-year in constant euros (excluding currency movements), driven by growth in volumes with falling funding costs and good performance in all regions, reflecting the strength of its geographic and business diversification, and the long-term sustainability of its earnings.  Business volumes were higher in most markets. Lending and customer funds (deposits and mutual funds) grew 2% and 10% year-on-year, respectively, in constant euros.  Pre-provision profit (net operating income) grew by 15% year-on-year in constant euros to €6.3 billion, reflecting the quality and resilience of the bank’s earnings.  During the quarter, the bank recorded €530 million in charges, net of tax, from expected restructuring costs for the year as a whole.  Credit quality continued to improve. The non-performing loan ratio fell five basis points (bps) year-on-year to 3.20%. Cost of credit improved by 20 bps from December to 1.08%, due to lower loan-loss provisions.  The group CET1 capital ratio rose 72 bps year-on-year to 12.30%, above its target range of 11-12%. The bank accrued 15 bps of capital for shareholder remuneration, the equivalent of 40% of underlying profit in the quarter. It will accrue 40% of underlying profit throughout the year for shareholder remuneration once authorized by supervisors.1  The bank also announces changes to its leadership team within the Europe region (see page 6). Ana Botín, Banco Santander executive chairman, said: “Our first quarter results highlight our relentless customer focus and the strength of Santander’s diversification. We saw good performance across all our regions, with particularly strong growth in the US, the UK and Santander Corporate and Investment Banking. “We continue to play an important role in the economic response to the pandemic, supporting our customers while maintaining a rock-solid balance sheet. "Credit quality is robust, and capital remains above our target, allowing us to accrue 40% of the underlying profit throughout the year for shareholder remuneration once regulatory conditions allow. “The success of the vaccine rollout remains critically important to economic recovery. We are confident we will achieve our 2021 goals of improving our efficiency ratio, reducing cost of credit and increasing our profitability.” 1 Subject to board and, if applicable, general meeting resolutions on shareholder remuneration and dividend payment policy.

Santander

Underlying income statement

	Q121 (m)	Q120 (m)	Q121 vs Q120	Q121 vs Q120 (excl. FX)
Total income	€11,390	€11.814	-4%	+8%
Operating expenses	-€5,118	-€5,577	-8%	0%
Net operating income	€6,272	€6,237	+1%	+15%
Net loan-loss provisions	-€1,992	-€3,909	-49%	-43%
Profit before tax	€3,813	€1,956	+95%	+133%
Net capital gains and provisions	-€530	-€46	-	-
Underlying profit	€2,138	€377	+467%	+1,016%
Attributable profit	**€1,608**	**€331**	**+386%**	**+998%**

Underlying business performance

(For a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros unless otherwise stated.)

Banco Santander achieved an attributable profit of €1,608 million in the first quarter of 2021, up from €331 million in the same period last year in which it recognized an overlay provision of €1.6 billion due to the pandemic. It recorded €530 million in net charges for restructuring costs expected for the year, mainly in the UK and Portugal.

Excluding net charges, underlying attributable profit in the first quarter was €2,138 million, up 50% from the last quarter of 2020 (it had been €377 million in the same period last year). This represents the group's highest quarterly underlying profit since the second quarter of 2010.

The bank's strong performance was driven by good volume growth (+2% loans, +8% deposits). Businesses across the group focused on customer support, revenue growth, effective net interest income management and ongoing cost control.

The results illustrate the importance of Santander's geographic and business diversification, with its three regions, (Europe, North America and South America), making equal contributions to underlying profit. The group saw record earnings in the US, driven in part by a 13% increase in net operating income (+19% excluding the Puerto Rico and Bluestem portfolio disposals), and strong growth in the UK, while Santander Corporate & Investment Banking (Santander CIB) increased underlying profit by 64% to €704 million.

Net interest income (NII) grew 5% as new lending returned to pre-pandemic levels in Europe and South America. NII growth was particularly strong in the UK (+24%), Spain (+10%) and Brazil (+6%). Net fee income also reached pre-pandemic levels, growing in higher value-added services and products (particularly within Santander CIB and Insurance).

Total revenues grew 8% to €11.4 billion, which, combined with disciplined cost control, helped raise the bank's pre-provision profit (net operating income) 15% to €6.3 billion.

Expenses stayed flat, due to ongoing management to reduce operating costs, particularly in Europe. The bank's cost-to-income ratio improved to 44.9%, 230 bps better than last year. As a result, the bank remained among the most efficient global banks.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander
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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 3 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander The group has provided significant support for customers throughout the pandemic through moratoria, government supported lending and other support measures. In March 2021, 86% of moratoria had expired, and 5% were in stage 3 (credit impaired). Outstanding moratoria totalled €16 billion (predominantly in Spain and Portugal), including c.€7 billion due to expire by the end of the second quarter. 73% of the loans still under moratoria are secured. Because households and companies tended to increase savings in the pandemic, customer funds reached more than a trillion euros for the first time (€1.01 trillion). Demand deposits climbed 14% to €668 billion, and mutual funds 19% to €170 billion. With respect to December 2020, demand deposits grew 2%, while mutual funds increased by 3%. Digital adoption continued to gain momentum in the quarter. Santander reached more than 44 million digital customers (+15% year-on-year). 50% of sales came through digital channels, up from 41% in the same period last year. Loyal customers exceeded 23 million, up 9% in the last 12 months. During the quarter, Santander closed the acquisition of Wirecard’s assets. This will speed up its expansion of Getnet in Europe while enhancing its e-commerce and multinational merchant servicing capabilities. Getnet is part of PagoNxt, the new, autonomous cloud-native company created by the bank by bringing together its most disruptive payment businesses. Getnet has more than 1.1 million merchant customers in Brazil, Mexico, Argentina and Chile. Its operations in Europe will launch in 2021, building on Wirecard’s infrastructure. Due to its ongoing focus on customer loyalty and investment in digital, the bank achieved a top-three position in customer satisfaction in six markets, while also improving operational efficiency. The bank’s balance sheet is robust. Its non-performing loan ratio fell five basis points in the year to 3.20%, and its coverage ratio was 74%. Cost of credit (the ratio of provisions to expected loan losses) improved by 20 bps to 1.08% from December 2020, owing to lower loan-loss provisions in the quarter. Quarterly provisions totalled €1,992 million (down 43% year-on-year) under the IFRS 9 standard, which makes provision contingent on expected credit losses and long-term economic outlooks. Total loan-loss reserves amounted to €24,034 million. Santander’s CET1 capital ratio rose 72 bps in the last 12 months to 12.30%, above its target range of 11-12%. Its CET1 management buffer over minimum required capital is now 345 bps, compared to its pre-covid buffer of 189 bps. In the quarter, the bank’s organic capital generation stayed strong, generating 28 bps. The bank accrued 15 bps of capital for shareholder remuneration, the equivalent of 40% of this quarter’s underlying profit. The bank will accrue 40% of underlying profit throughout the year for that remuneration once authorized by supervisors.2 Market summary (Q1 2021 vs Q1 2020) (To better reflect the local performance of each market, the year-on-year percentage changes provided below are in constant euros unless stated otherwise. Variations in current euros are available in the financial report.)ç The group’s geographic and business diversification again supported profit growth in the quarter with high-quality, balanced results across regions. The Europe region contributed 31% to the group’s underlying profit; South America, 29%; North America, 29% and the Digital Consumer Bank, 11%. Santander CIB’s underlying profit grew 64% in the first quarter driven by sustained activity in all segments. 2 Subject to board and (if applicable) general meeting resolutions on shareholder remuneration and dividend payment policy.

Santander

Q1'21 (vs. Q1'20)	Digital customers (mn)	Customer loans (EUR bn)	Customer deposits (EUR bn)	Net operating income (EUR mn)	Underlying att. profit (EUR mn)	Underlying RoTE
Europe	15.6 +9%	558 +2%	576 +7%	2,077 +36%	826 +338%	8% +6.6 pp
North America	6.3 +13%	123 -1%[1]	105 +9%[1]	1,620 +4%	773 +205%	14%[2] +9.0 pp
South America	21.6 +21%	120 +10%	103 +17%	2,320 +12%	773 +41%	19% +3.4 pp
DCB Digital Consumer Bank	0.7 +26%	116 -1%	53 +7%	703 +1%	291 +25%	12% +2.4 pp

Note: Note: YoY changes. Customer loans excluding reverse repos. Customer deposits excluding repos.

(1) Excluding Puerto Rico and Bluestem disposal impact. Otherwise, -3% YoY

(2) RoTE adjusted for excess capital in the US: 22%

Europe. Underlying profit in Europe was €826 million in the first quarter, up from €193 million in the same period last year. Higher revenues (+13%), continued cost reduction (-4%) and lower provisions (-40%) boosted regional profit. Lending rose 2% and customer deposits increased 7%. The number of digital customers increased by 9% to 15.6 million. Underlying return on tangible equity (RoTE) was 8%, and cost of credit stabilized (0.51%) after loan-loss provisions fell in all countries.

In Spain, underlying profit was €243 million, compared to €90 million in the same period last year, driven by lower loan-loss provisions (-29%) and falling expenses (-8%). Despite 10% higher net interest income, total income was flat due to lower fee income (-9%) stemming from the economic downturn in the pandemic. At the end of the quarter, Santander España saw pre-covid levels of activity, granting more than €700 million in mortgages to individuals and over €200 million in consumer loans in March.

In the UK, underlying profit was €294 million (from €52 million the previous year) due to lower loan-loss provisions and higher revenues (+12%) stemming from deposit repricing and rising customer balances. Against the previous quarter, underlying profit increased 68%. Costs decreased 4% year-on-year owing to continued savings from the transformation programme, which raised the efficiency ratio by nearly 10 percentage points.

North America. Underlying profit in North America, which comprises Mexico and the US, increased significantly to €773 million, compared to €282 million a year earlier, as the group leveraged synergies between both countries. This was mainly driven by record underlying profit for the US business, which increased to €616 million from €60 million last year.

Total income grew 4%, while the efficiency ratio improved to 41.5% as expenses rose at a slower pace than income. The cost reduction measures implemented in 2020 will have a positive impact on this year's results, while the bank continues to invest in new digital and business initiatives. Cost of credit fell to 2.34% (versus 2.92% in December 2020), the non-performing loan ratio stood at 2.39%, and the coverage ratio was 153%.

The ongoing collaboration between both countries helped increase revenues in CIB (+21%) and retail (+37%) within the US-Mexico trade corridor. Their continued reduction of overlapping aspects of their operating models, platforms

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Santander

and architecture is optimizing costs and increasing profitability. The number of digital customers climbed to over six million (+13%), while the bank also welcomed more loyal customers.

South America. Underlying profit in South America was €773 million, up 41%. It was backed by positive income growth and lower provisions. Revenues grew 10%; loans, 10%; and deposits, 17%; underpinned by a wide range of products and services. The bank continued to focus on profitable growth; better customer experience; higher loyalty; and robust cost and risk control. Increased costs were offset by much greater income growth, with outstanding cost management in Brazil and Chile (-6% and -2% in real terms). The efficiency ratio improved to 34.4%, driving a 12% increase in net operating income.

Loyal and digital customers were 17% and 21% higher, respectively. The group continued to promote inclusive and sustainable businesses such as Prospera, its micro-credit programme.

In Brazil, underlying profit amounted to €562 million, up 47%, thanks to a 31% drop in net loan-loss provisions, improved cost of credit (-63 bps year-on-year to 3.79%) and higher revenues (+8%). During the quarter, Santander Brasil launched a new product to boost car lending while adding features to its mobile app . Lending grew 13%; in particular, new mortgages increased 132%.

In Chile and Argentina, the group recorded sharp underlying profit growth due to higher total income and lower provisions. It also launched Getnet, building on the successful model in Brazil, where the bank announced it will be listed separately.

Digital Consumer Bank. Santander's Digital Consumer Bank, which brought together Santander Consumer Finance (SCF) and Openbank in 2020, achieved an underlying profit of €291 million, up 25% due to higher total income (+1%) and lower loan-loss provisions. Credit quality remained strong, with an non-performing loan ratio of 2.23%. The largest contributors to profit were Germany (€83 million), the Nordic countries (€57 million) and the UK (€50 million).

Santander's global businesses had another good quarter. In particular, **Santander CIB**'s underlying profit increased 64% to €704 million. Total income increased 44% and reached €1,655 million thanks to gains on financial transactions and net fee income driven by strong growth in markets and positive banking performance (global debt financing and global transaction banking).

Wealth Management & Insurance. The wealth, asset management and insurance businesses delivered solid results in the quarter. Underlying profit reached €197 million, a 3% decrease owing to non-recurring Insurance results in 2020. Excluding this impact, profit would have been 8% higher. The total contribution to the group (including net profit and total fees generated net of taxes) was €523 million, 1% higher year on year (+5% excluding non-recurring insurance results in 2020).

Banco Santander is one of the largest banks in the world. Its market capitalization at the end of the quarter was greater than €50 billion. It has firm roots in ten core markets in Europe and the Americas with nearly four million shareholders and 190,000 employees who serve more than 148 million customers.

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Leadership changes in Europe region

Santander is today announcing changes within the leadership team of its Europe region to support its strategy to build 'One Santander'. The appointments are subject to regulatory approvals.

Santander Spain. Antonio Simoes is to become chief executive officer of Santander Spain while retaining his responsibilities as regional head of Europe. Antonio joined Santander in 2020 having held a number of leadership positions at HSBC, including CEO for the UK and continental Europe.

His appointment as CEO of Santander Spain aligns the bank's management structure in Europe with North and South America, where the regional head positions are also held by a country CEO.

Antonio succeeds Rami Aboukhair, who has been appointed global head of cards and digital solutions reporting to Santander Group CEO, José Antonio Álvarez. This new position has been created to develop Santander's cards business as part of the group's 'One Santander' vision. The aim is to build one single, modern, and flexible cards platform, leveraging the applicable PagoNxt technology.

Commenting on Antonio and Rami's appointments, **Ana Botín, executive chairman of Banco Santander,** said: *"In creating One Santander we are simplifying and improving the way we serve our customers by leveraging the collective strength of the group. We are progressing well and by aligning our leadership model in Europe with the other regions, I am confident we can further accelerate our transformation.*

"I would like to thank Rami for successfully leading the transformation of Santander Spain over the past six years, including the integration of Banco Popular. In his new role, he will continue to play an important role in improving the services we offer customers and delivering our 'One Santander' vision."

Santander UK. Nathan Bostock, CEO of Santander UK, is to take on a global role as head of investment platforms, responsible for overseeing all investment platforms owned or partly owned by Santander and managed by third parties, focused on high-return businesses that are complementary to traditional banking and can benefit from our geographical and client footprints.

The succession plan for the new Santander UK CEO is ongoing and Nathan will remain in his current role until a successor is appointed.

Commenting on Nathan's appointment, **Ana Botín** said: *"Under Nathan's leadership, Santander UK has consolidated its position as a challenger of scale, laying the foundations for future growth in the UK, a market that is critically important for the group. I would like to thank him for his leadership and look forward to working together in his new group role."*

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Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 7 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 8 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 9 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander Important information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Grupo Santander. However, they are not defined or detailed in the applicable financial reporting framework and have not been audited or reviewed by our auditors. We use those APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and for investors to compare operating performance between accounting periods, as they exclude items outside the ordinary course of our business, which are grouped under non-IFRS line management adjustments and are further detailed at the end of Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, those APMs and non-IFRS measures should be considered supplemental information to IFRS measures and do not intend to substitute them. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison. For further details on APMs and Non-IFRS measures, including definitions and how they align with management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q1 2021 Financ ial Report, published as Inside Information on 28 April 2021 and available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning given under the U.S. Private Securities Litigation Reform Act of 1995. Such statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic on the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in the value of collateral that secures our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of Brexit and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or credit rating downgrades for the entire group or significant subsidiaries. Numerous factors could affect our future results and could cause those results to deviate from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any full-disclosure document published by Santander. Any person who acquires securities at any time must do so only on the

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 10 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander basis of their own judgment as to the merits or suitability of the securities and only on insight contained in public information, having taken all professional or other advice as they deem necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available, Santander gives no advice and makes no recommendation to trade or otherwise deal in Santander shares or any other securities or investments whatsoever. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy securities. No securities shall be offered in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that the performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    28 April 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer